Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Bitcoin Shop, Inc. and Subsidiaries on Form S-1 of our report dated April 15, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Bitcoin Shop, Inc. and Subsidiaries as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and for the period from July 28, 2013 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum LLP

New York

June 26, 2015